Exhibit 99.1

M.S Unnikrishnan replaces Alan Rosling as Chairman of the Board of Azure Power

New Delhi, October 12, 2023: Azure Power Global Limited (the “Company” or “Azure Power”), a leading sustainable energy solutions provider and renewable power producer in India, today announced that Mr. Alan Rosling has resigned as Chairman of the Board and as a member of the Board of Directors of Azure Power Global Limited and Azure Power India Private Limited, effective October 11, 2023, ending his term with the Azure group.

The Company also announced today that Non-Executive Director, Mr. M.S. Unnikrishnan, has been appointed as Chairman of the Board of Azure Power Global Limited and Azure Power India Private Limited with immediate effect. Mr. M.S. Unnikrishnan joined as a member of the Board of Directors in August 2020 and has made an immense contribution during his tenure. He has over 30 years of experience in the energy and environmental sector. In his earlier role as Managing Director and CEO of a leading power systems and equipment company, he implemented a strategy to accelerate growth and establish a culture of strong corporate governance. He has received numerous accolades for his leadership including Asia Innovator of the Year award by CNBC Asia, one of the best CEOs in India by Grant Thornton, and India Innovator of the Year by CNBC India. He is actively involved with various industry bodies to help in policy making and technology development for India. Mr. M.S. Unnikrishnan holds a Bachelor of Engineering (Mechanical) from Visveswaraiya National Institute of Technology, Nagpur and has completed an Advanced Management Program from Harvard Business School.

“We are honoured to have Mr. M.S. Unnikrishnan lead the company as it embarks on its next stage of growth. With his strong insights about Engineering and Energy industry, impeccable corporate leadership track record and active partnership with various Government policy making and consultative bodies, Mr. Unnikrishnan is an extraordinary resource for the company” – said Sunil Gupta, CEO of Azure Power.

About Azure Power

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

Exhibit 99.1

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the bringing of a fresh perspective and valuable guidance, driving growth and success, driving the Company forward, and achieving Company goals. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify forward-looking statements. These statements are based on current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.

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Investor Contact

ir@azurepower.com